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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 iPayment, Inc.
                                 --------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                   46262E 10-5
                                   -----------
                                 (CUSIP Number)

                               December 12, 2005
                              --------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
1.  NAME OF REPORTING PERSON                                                                Gregory S. Daily

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                                                             Not applicable

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [X]
                                                                                                     (b) [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS                                                             PF - See Item 3 of Statement

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                                              U.S.A.

 NUMBER OF         7.  SOLE VOTING POWER                                                           1,972,739
   SHARES
BENEFICIALLY       8.  SHARED VOTING POWER                                                                 0
  OWNED BY
    EACH           9.  SOLE DISPOSITIVE POWER                                                      1,972,739
 REPORTING
   PERSON          10. SHARED DISPOSITIVE POWER                                                            0
    WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                   1,972,739

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                   [X]*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                 11.2%

14. TYPE OF REPORTING PERSON                                                                              IN

*Excludes 1,268,704 shares of Common Stock held by other Reporting Persons hereto as to which Mr. Daily disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Daily is the beneficial owner of such securities.

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
1.  NAME OF REPORTING PERSON                                                                Carl A. Grimstad

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                                               Not applicable
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [X]
                                                                                                     (b) [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS                                                             PF - See Item 3 of Statement

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                                              U.S.A.

 NUMBER OF
   SHARES       7. SOLE VOTING POWER                                                               1,268,704
BENEFICIALLY
  OWNED BY      8. SHARED VOTING POWER                                                                     0
    EACH
 REPORTING      9. SOLE DISPOSITIVE POWER                                                          1,268,704
  PERSON
   WITH         10. SHARED DISPOSITIVE POWER                                                               0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                   1,268,704

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                   [X]*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                  7.2%

14. TYPE OF REPORTING PERSON                                                                              IN

*Excludes 1,972,739 shares of Common Stock held by other Reporting Persons hereto as to which Mr. Grimstad disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Grimstad is the beneficial owner of such securities.

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                            Statement on Schedule 13D


     This statement is being filed jointly by Gregory S. Daily ("Mr. Daily") and Carl A. Grimstad ("Mr. Grimstad").


ITEM 1      SECURITY AND ISSUER

            The class of equity securities to which this Statement relates is the common stock, par value $0.01 per share ("Common Stock"), of iPayment, Inc., a corporation organized under the laws of the State of Delaware (the "Issuer"), which has its principal executive offices at 40 Burton Hills Boulevard, Suite 415, Nashville, Tennessee 37215.

ITEM 2      IDENTITY AND BACKGROUND

            (a) The persons filing this Schedule 13D (the "Reporting Persons") are Mr. Daily and Mr. Grimstad.

            (b) The business address of each of the Reporting Persons is c/o 40 Burton Hills Boulevard, Suite 415, Nashville, Tennessee 37215.

            (c) Mr. Daily is the Chief Executive Officer and Chairman of the board of directors of the Issuer. Mr. Grimstad is the President of the Issuer.

            (d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Each of the Reporting Persons is a citizen of the United
            States.

ITEM 3      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            On March 9 and 10, 2005, Mr. Daily used an aggregate of $207,525 of personal funds to purchase a total of 5,000 shares of Common Stock. All of the shares acquired by Mr. Daily prior to that date, and prior to the time that such securities were registered under Section 12 of the Exchange Act, were also acquired using personal funds. All of the shares of Common Stock owned by Mr. Grimstad were acquired using personal funds and prior to the time that such securities were registered under Section 12 of the Exchange Act.

            It is anticipated that some or all of the funds required to consummate the transactions contemplated by the Revised Proposal, which is discussed in Item 4 hereof, will be borrowed from commercial banks and/or institutional lenders.

ITEM 4      PURPOSE OF TRANSACTION

            All of the shares of Common Stock currently held by the Reporting Persons were acquired for investment. On May 13, 2005, Austin Merger Corporation, a newly formed entity wholly-owned by Mr. Daily, submitted to the board of directors of the Issuer (the "Board")

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            a letter indicating Mr. Daily's interest in acquiring, through
            Austin Merger Corporation, all of the outstanding shares of Common Stock not owned by him for a price of $38.00 per share (the "Initial Proposal"). The May 13, 2005 letter setting forth the Initial Proposal is attached hereto as Exhibit 1 and incorporated by reference herein.

            On May 16, 2005, the Issuer announced in a press release that it had received the Initial Proposal and that the Board had formed a special committee of independent directors (the "Special Committee") to act on behalf of the Issuer with respect to the proposal and any alternatives thereto. On June 8, 2005, the Special Committee announced that it had retained independent financial and legal advisors to assist it in that process.

            On July 22, 2005, the Special Committee announced in a press release its determination that the price per share offered in the Initial Proposal was inadequate. After being notified of this determination, Mr. Daily withdrew the Initial Proposal.

            On November 1, 2005, Mr. Daily submitted a letter to the Board expressing his renewed interest in acquiring, through one or more entities to be formed by him (and by other management shareholders who he might in the future invite to join him), all of the outstanding shares of Common Stock at a price of $43.00 per share (the "Revised Proposal"). The Revised Proposal is subject to a number of conditions, including obtaining financing for the proposed transaction on satisfactory terms and the negotiation and execution of definitive agreements. In his November 1, 2005 letter, Mr. Daily also stated that he would not agree to "roll over" the shares of Common Stock currently held by him into a transaction sponsored by another party. Mr. Daily's November 1, 2005 letter is attached hereto as Exhibit 2 and incorporated by reference herein.

            On November 2, 2005, the Special Committee announced in a press release that it had received and was considering the Revised Proposal.

            On November 10, 2005, after discussions with representatives of the Special Committee, Mr. Daily increased his price per share offer to $43.50. On November 11, 2005, the Special Committee issued a press release announcing that it had received this increased price per share offer and that it had authorized, for purposes of Delaware law and the Company's rights plan, Mr. Daily to enter into arrangements with certain other stockholders of the Company, including certain members of the Company's management team, with respect to participating with Mr. Daily in the proposed transaction.

            Following his receipt of the authorizations referred to in the previous paragraph, Mr. Daily began to discuss with Mr. Grimstad the terms of Mr. Grimstad's possible participation with Mr. Daily in the proposed transaction. As a result of those discussions, on December 12, 2005, Mr. Daily and Mr. Grimstad reached an understanding regarding their joint participation in the proposed transaction, as discussed in
            Item 6 below.

            The Reporting Persons intend to continuously review their investment in the Issuer, the Issuer's business affairs, and general industry and economic conditions. Based on such review, the Reporting Persons may determine to (i) withdraw or modify the Revised Proposal, (ii) invite other shareholders to join their bid to acquire the Issuer, (iii) otherwise increase their ownership of Common Stock, (iv) approve an extraordinary corporate transaction with regard to the Issuer or (v) take certain other actions which could involve one or more of the types of transactions or have one or more of the results described in Items 4(a) through (j) of Schedule 13D.

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            Except as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

            (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j) Any action similar to any of those enumerated above.

ITEM 5      INTEREST IN SECURITIES OF THE ISSUER

            (a) and (b) The Reporting Persons may be deemed to beneficially own an aggregate of 3,216,443 shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

            Mr. Daily beneficially owns an aggregate of 1,972,739 shares of Common Stock. This aggregate amount represents approximately 11.2% of the shares of Common Stock currently outstanding.

            Mr. Grimstad beneficially owns an aggregate of 1,268,704 shares of Common Stock (including options to purchase 25,000 shares of Common Stock that are exercisable within 60 days of this filing). This aggregate amount represents approximately 7.2% of the shares of Common Stock currently outstanding.

            (c) Neither of the Reporting Persons has effected any transactions in Common Stock during the past sixty days.

            (d) Not applicable.

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            (e) Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            The agreement between the Reporting Persons referred to in
            Item 4 hereof sets forth, among other things, their agreement to "roll over" their shares in connection with, and only in connection with, the transaction contemplated by the Revised Proposal.

            This summary of the agreement between the Reporting Persons does not purport to be complete and is qualified in its entirety by the Summary of Prospective Terms, which is attached hereto as Exhibit 3 and incorporated herein by reference.

            Mr. Grimstad has pledged a portion of his shares of Common Stock in connection with a margin account maintained by Mr. Grimstad with the Bear Stearns Corporation, pursuant to a standard customer agreement, which contains terms and conditions that are customary for such arrangements.

ITEM 7      MATERIAL TO BE FILED AS EXHIBITS

            Exhibit A:  Joint Filing Agreement

            Exhibit 1: Letter from Austin Merger Corporation to the Issuer, dated May 13, 2005.

            Exhibit 2: Letter from Gregory S. Daily to the Issuer, dated November 1, 2005

            Exhibit 3: Summary of Prospective Terms

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SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 14, 2005

                                    By: /s/ Gregory S. Daily
                                        ----------------------
                                        Name: Gregory S. Daily

                                    By: /s/  Carl A. Grimstad
                                        ----------------------
                                        Name: Carl A. Grimstad

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